BSP SECURITIES, LLC
(a wholly owned subsidiary of Banks Street Partners, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue:	
Investment banking fees	$ 6,513,335
Other	77,452
Interest	1
Total revenues	6,590,788
Expenses:	
Compensation and benefits	493,446
Compensation - other broker-dealers	250,000
Professional fees	138,535
Occupancy and equipment	118,413
Communication and data processing	81,456
Travel, meals, and entertainment	60,986
Licenses and registration	41,938
Advertising and promotion	6,229
Other	164,115
Total expenses	1,355,118
Net Income	$ 5,235,670

See accompanying notes.